UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RAPT Therapeutics, Inc.

(Name of Subject Company)

RAPT Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

75382E208

(CUSIP Number of Class of Securities)

Brian Wong

President and Chief Executive Officer

RAPT Therapeutics, Inc.

561 Eccles Avenue

South San Francisco, California 94080

(650) 489-9000

With copies to:

Jamie Leigh

Courtney M.W. Tygesson

Bill Roegge

Lindsey O’Crump

Cooley LLP

3 Embarcadero Center, 20th Floor

San Francisco, CA 94111

(415) 693-2000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 2, 2026 (together with the exhibits thereto, the “Schedule 14D-9”) by RAPT Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Redrose Acquisition Co., a Delaware corporation (“Purchaser”), a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“Parent”), which is an indirect wholly-owned subsidiary of GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of the Company Common Stock in exchange for $58.00 per Share, net to the stockholder in cash, without interest (the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 2, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement (the “Schedule TO”) filed jointly by Ultimate Parent, Parent and Purchaser with the SEC on February 2, 2026.

Since the initial filing of the Schedule 14D-9 and as the filing of this Amendment, two complaints have been filed in the Supreme Court of the State of New York, County of New York by purported stockholders of the Company (captioned Morgan v. RAPT Therapeutics, Inc., et al., Index No. 650698/2026 and Walsh v. RAPT Therapeutics, Inc., et al., Index No. 650718/2026), challenging certain disclosures in the Schedule 14D-9 (collectively, the “Complaints”). In addition, the Company has received twelve demand letters from purported stockholders of the Company (collectively the “Demand Letters”), challenging certain disclosures in the Schedule 14D-9. The Company believes that the disclosures originally set forth in the Schedule 14D-9 comply fully with all applicable laws and denies the allegations in the Complaints and Demand Letters. However, solely to avoid the risk of delay to the Transactions, to minimize any associated costs, risks, and uncertainties, and to provide additional information to its stockholders, the Company is voluntarily supplementing certain disclosures in the Schedule 14D-9 with the information set forth below under the sections titled “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information” (collectively, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Complaints and Demand Letters, including that any additional disclosure was or is required or material.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. The Supplemental Disclosures are identified below by bold, underlined text. ~~Stricken-through~~ text shows text being deleted from a referenced disclosure in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The fifth full paragraph that begins on page 21 under the section entitled “Item 4. The Solicitation or Recommendation —Background of the Offer” is amended as follows:

“Shortly following this call, GSK submitted a written non-binding proposal to acquire all of the issued and outstanding capital stock of the Company for $50.00 per share in cash (the “December 22 GSK Proposal”). The December 22 GSK Proposal was subject to a number of conditions, including approval by GSK’s board of directors, completion of confirmatory due diligence and negotiation of definitive agreements (including tender and support agreements from the Company’s directors, senior officers and their respective affiliated entities) acceptable to GSK. The December 22 GSK Proposal identified GSK’s key remaining diligence focus areas and requirements, including review of certain specified clinical data. GSK stated that the purchase price would be funded with cash on hand and that GSK would not need to obtain any external debt financing, nor would its offer be subject to any financing condition. The December 22 GSK Proposal did not include any terms regarding employee retention or other compensation related agreements for the Company’s officers and directors. After submitting the December 22 GSK Proposal, J.P. Morgan held a call with Evercore Group L.L.C. (“Evercore”), GSK’s financial advisor, and indicated that the Company would review the December 22 GSK Proposal.”

2.	The third full paragraph on page 36 under the section entitled “Item 4. The Solicitation or Recommendation — Opinion of J.P. Morgan Securities LLC” is amended as follows:

“Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for the Shares. J.P. Morgan calculated the unlevered free cash flows, excluding the impact of any assumed future equity financings, that the Company is expected to generate during fiscal years 2026 through 2047 based upon the Projections, as prepared by the management of the Company through the years ended 2047 (as summarized in Item 4 under the subsection titled “—Certain Financial Projections”). J.P. Morgan did not assign an implied terminal asset value at the direction of the management of the Company. The unlevered free cash flows were discounted to present values using a range of discount rates from 12.0% to 14.0%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company derived using the capital asset pricing model, which J.P. Morgan determined on the basis of its professional judgment and experience in the industry. The present value of the unlevered free cash flows was then adjusted for (i) an assumed net cash position as of December 31, 2025 of $390 million as provided by management of the Company, (ii) the dilutive impact and net present value of estimated costs of an assumed equity financing generating $500 million in net proceeds in fiscal year 2027, $600 million in net proceeds in fiscal year 2029 and $400 million in net proceeds in fiscal year 2031, as directed by management of the Company and (iii) tax savings from usage of the Company’s net operating losses of $318 million as of December 31, 2024 and the Company’s estimated future losses, as directed by the management of the Company. J.P. Morgan divided the result of the foregoing calculations by the number of fully diluted outstanding Shares (calculated using the treasury stock method and taking into account approximately 29.0 million outstanding shares of common stock, approximately 3.4 million outstanding options with a weighted average exercise price of approximately $12.52 per share, restricted stock units and approximately 6.9 million pre-funded warrants) as of January 8, 2026, resulting in a range of implied equity values of $49.45 and $62.05 per Share, which J.P. Morgan compared to the Offer Price and Merger Consideration of $58.00 per Share.”

3.	The first bullet point of the fourth full paragraph on page 36 under the section entitled “Item 4. The Solicitation or Recommendation — Opinion of J.P. Morgan Securities LLC” is amended as follows:

“Premia Analysis. For reference only and not as a component of its fairness analysis, J.P. Morgan, using publicly available information, performed an analysis of premiums paid in transactions announced since 2018 involving ~~businesses~~ late-stage publicly traded biopharma companies with upfront consideration between $1 billion and $5 billion (excluding the value of any contingent value right), which J.P. Morgan judged to be sufficiently analogous to the Company’s business (or aspects thereof). None of the selected transactions reviewed was identical to the proposed Transactions. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding any value attributed to CVRs) to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived by J.P. Morgan to be affected by a potential transaction. Based on the analysis above and other considerations that J.P. Morgan deemed relevant in its professional judgment, J.P. Morgan selected a range of 45% to 109% based on 20th and 80th percentiles of such precedent premiums and applied such range to the Company’s closing stock price on January 16, 2026 of $35.10. This resulted in an implied price range (rounded to the nearest $0.05) of approximately $50.95 to $73.40 per Share.”

4.

The third bullet point of the fourth full paragraph that begins on page 36 under the section entitled “Item 4. The Solicitation or Recommendation — Opinion of J.P. Morgan Securities LLC” is amended as follows:

“Analyst Price Targets. For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the future price targets of nine publicly available equity research analysts for the Shares as of January 16, 2026, which indicated low and high stock price targets for the Company ranging from $56.00 to $95.00 per Share, which provided a reference range of $49.55 to $84.05 per Share when discounted to present values using a discount rate of 13%, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of equity of the Company, derived using the capital asset pricing model, which J.P. Morgan determined on the basis of its professional judgment and experience in the industry. J.P. Morgan compared such reference range to the Offer Price and Merger Consideration of $58.00 per Share.”

5.	The final full paragraph that begins on page 37 under the section entitled “Item 4. The Solicitation or Recommendation — Opinion of J.P. Morgan Securities LLC” is amended as follows:

“The Company has agreed to pay J.P. Morgan an estimated aggregate fee of $50.4 million, $2.0 million of which was payable upon delivery by J.P. Morgan of its opinion and the remainder of which is contingent and payable upon the consummation of the Transactions, for services rendered in connection with the Transactions. No portion of the opinion fee was conditioned on the conclusions contained in J.P. Morgan’s opinion. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had commercial or investment banking relationships with the Company or the Company’s significant shareholder, Medicxi Ventures (Jersey) Ltd., but J.P. Morgan and its affiliates have had commercial or investment banking relationships with Ultimate Parent for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as active bookrunner on a bond offering in November 2024. In addition, J.P. Morgan’s commercial banking affiliate is sole lender under outstanding credit facilities of Ultimate Parent, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and/or its affiliates are currently providing investment banking services to Ultimate Parent and/or its affiliates, in connection with transactions that are unrelated to the Transactions. J.P. Morgan and/or its affiliates expect to receive customary compensation in connection with such investment banking services which, considered in the aggregate and assuming all the transactions are actually completed, are expected by J.P. Morgan to be less than the fee for financial advisory services that J.P. Morgan expects to receive from the Company in connection with the Transaction. During the two year period preceding delivery of its opinion ending on January 19, 2026, the aggregate fees recognized by J.P. Morgan from the Company were approximately $0 and from Ultimate Parent were approximately $5.5 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Ultimate Parent for their own accounts or for the accounts of customers and, accordingly, they likely hold long or short positions in such securities or other financial instruments.”

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By including the following sentence at the end of the second paragraph under the section entitled “Item 8. Additional Information — U.S. Antitrust” on page 43:

“The waiting period under the HSR Act expired, effective February 23, 2026 at 11:59 p.m. Eastern Time. Accordingly, the Regulatory Conditions to the Offer have been satisfied.”

2.	By deleting the sentence under the section titled “Legal Proceedings” on page 47 of the Schedule 14D-9 and replacing it with the following paragraphs:

“On February 3, 2026, a purported stockholder of the Company filed a complaint in the Supreme Court of the State of New York, County of New York against the Company and the members of the Company’s board of directors. This complaint is Morgan v. RAPT Therapeutics, Inc., et al., Index No. 650698/2026. On February 5, 2026, a purported stockholder of the Company filed a complaint in the Supreme Court of the State of New York, County of New York against the Company and the members of the Company’s board of directors. This complaint is captioned Walsh v. RAPT Therapeutics, Inc., et al., Index No. 650718/2026. The complaints assert New York common law claims for negligent misrepresentation and concealment based on allegedly false and misleading statements in the Schedule 14D-9. In addition, the Company received twelve demand letters from purported stockholders relating to alleged disclosure deficiencies in the Schedule 14D-9.”

“Additional demand letters or lawsuits may be received by or filed against the Company, the Board, Ultimate Parent, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and this Schedule 14D-9. If additional or similar demand letters are sent or complaints are filed, the Company and Ultimate Parent will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2026

RAPT Therapeutics, Inc.

By:	/s/ Brian Wong, M.D., Ph.D.
Name: Brian Wong, M.D., Ph.D.
Title: President and Chief Executive Officer